QUATERRA RESOURCES INC.
1100 – 1199 West Hastings Street, Vancouver, B.C. V6E 3T5
Telephone: (604) 684-9384 Fax: (604) 641-2740
www.quaterra.com

MANAGEMENT INFORMATION CIRCULAR
AS AT AND DATED MAY 14, 2018
(Unless otherwise noted;
All $ references in US dollars)

This Management Information Circular (“Information Circular”) accompanies the Notice of the 2018 Annual General Meeting (“Notice of Meeting”) of holders of common shares (“shareholders”) of Quaterra Resources Inc. (the “Company”) scheduled to be held on Thursday, June 21, 2018 (the “Meeting”), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment or postponement thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

THE FORM OF PROXY ACCOMPANYING THIS INFORMATION CIRCULAR
IS BEING SOLICITED BY MANAGEMENT OF THE COMPANY

Solicitations will be made by mail and possibly supplemented by telephone, electronic means or other personal contact to be made without special compensation by directors, officers and employees of the Company. The Company may reimburse shareholders’ nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. It is not anticipated that any solicitation will be made by specially engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the Information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

APPOINTMENT OF PROXYHOLDER

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Those shareholders so desiring may be represented by proxy at the Meeting. The persons named in the form of proxy accompanying this Information Circular are directors and/or officers of the Company (“Management Appointees”). A shareholder has the right to appoint a person or company (who need not be a shareholder) to attend and act on the shareholder’s behalf at the Meeting other than the Management Appointees. To exercise this right, the shareholder must either insert the name of the desired person in the blank space provided in the form of proxy accompanying this Information Circular and strike out the names of the Management Appointees or submit another proper form of proxy.

NON-REGISTERED SHAREHOLDERS

Only shareholders whose names appear on the records of the Company (“registered shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are not registered shareholders because the shares they own are not registered in their names. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares including, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or (b) in the name of a clearing agency such as The Canadian Depository for Securities Limited (“CDS”) of which the Intermediary is a participant. In accordance with current securities regulatory policy, the Company has distributed proxy-related materials for the Meeting (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries.

Current securities regulatory policy requires Intermediaries to forward the Meeting Materials to, and to seek voting instructions from, Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries will often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non -Registered Holder when submitting the proxy. In this case, the Non - Registered Holder who wishes to submit a proxy should otherwise properly complete this form of proxy and submit it to the Company, c/o Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, fax number 416-263-9261; or

(b)

more typically, be given a voting instruction or proxy authorization form which is not signed by the Intermediary, and which, when properly completed and signed by the Non - Registered Holder and returned to the Intermediary or its service company, (such as Broadridge Financial Solutions Inc.), will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre- printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar- code and other information. In order for this proxy form to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the proxy form, properly complete and sign the proxy form and return it to the Intermediary or its service company, or otherwise communicate voting instructions to the Intermediary or its service company (by way of telephone or the Internet, for example) in accordance with the instructions of the Intermediary or its service company. A Non- Registered Holder cannot use a proxy authorization form to vote shares directly at the Meeting.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own.

The Meeting Materials are being sent to both registered and non-registered owners of shares. If you are a Non-Registered Holder and the Company or its agent has sent the Meeting Materials directly to you as a non-objecting beneficial owner under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding shares on your behalf. By choosing to send the Meeting Materials to you directly, the Company (and not the Intermediary holding shares on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Management of the Company intends to pay for Intermediaries to forward to objecting beneficial owners under NI 54-101 the Meeting Materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary.

Non-Registered Holders cannot be recognized at the Meeting for purposes of voting their shares in person or by way of depositing a form of proxy. If you are a Non-Registered Holder and wish to vote in person at the Meeting, please see the voting instructions you received or contact your Intermediary well in advance of the Meeting to determine how you can do so.

Non-Registered Holders should carefully follow the voting instructions they receive, including those on how and when voting instructions are to be provided, in order to have their shares voted at the Meeting.

DEPOSIT AND VOTING OF PROXIES

To be effective, the instrument of proxy must be dated and signed and, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, deposited either at the office of Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, or at the office of the Company at Suite 1100, 1199 West Hastings Street, Vancouver, BC V6E 3T5, not less than 48 hours, excluding Saturdays, Sundays, and holidays, prior to the time of the holding of the Meeting or any adjournment or postponement thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in the Chairman’s discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

THE SHARES REPRESENTED BY A PROPERLY EXECUTED AND DEPOSITED PROXY WILL BE VOTED OR WITHHELD FROM VOTING ON EACH MATTER REFERRED TO IN THE NOTICE OF MEETING IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN (PROVIDED SUCH INSTRUCTIONS ARE CERTAIN) ON ANY BALLOT THAT MAY BE CALLED FOR AND, IF A CHOICE IS SPECIFIED WITH RESPECT TO ANY MATTER TO BE ACTED UPON AT THE MEETING, THE SHARES SHALL BE VOTED OR WITHHELD FROM VOTING ACCORDINGLY. HERE NO CHOICE IS SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON AND ONE OF THE MANAGEMENT APPOINTEES IS NAMED IN THE FORM OF PROXY TO ACT AS THE SHAREHOLDER’S PROXYHOLDER, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOUR OF ALL SUCH MATTERS. THE FORM OF PROXY ACCOMPANYING THIS INFORMATION CIRCULAR GIVES THE PERSON OR COMPANY NAMED AS PROXYHOLDER DISCRETIONARY AUTHORITY REGARDING AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING. IN THE EVENT THAT AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPERLY BROUGHT BEFORE THE MEETING OR ANY OTHER BUSINESS IS PROPERLY BROUGHT BEFORE THE MEETING, IT IS THE INTENTION OF THE MANAGEMENT APPOINTEES TO VOTE IN ACCORDANCE WITH THEIR BEST JUDGMENT ON SUCH MATTERS OR BUSINESS ON ANY BALLOT THAT MAY BE CALLED FOR. AT THE TIME OF PRINTING THIS INFORMATION CIRCULAR, MANAGEMENT KNOWS OF NO SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS WHICH MAY BE BROUGHT BEFORE THE MEETING.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the registered shareholder or the registered shareholder’s attorney authorized in writing, or if the registered shareholder is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof, and upon either of such deposits the proxy is revoked.

Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must arrange for their Intermediaries to revoke the proxy on their behalf.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed, to the knowledge of the Company, no director or executive officer since the commencement of the Company’s last completed fiscal year, and no proposed nominee for election as a director, or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any of the matters to be acted upon at the Meeting other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company`s authorized share structure consists of an unlimited number of common shares without par value. There is one class of shares only and there are 200,969,314 common shares issued and outstanding. Shareholders of record as of May 14, 2018 will be entitled to receive notice of and to vote at the Meeting.

At a General Meeting of the Company, on a show of hands, every registered shareholder present in person and entitled to vote and every proxyholder duly appointed by a registered shareholder who would have been entitled to vote shall have one vote and, on a poll, every registered shareholder present in person or represented by proxy or other proper authority and entitled to vote shall have one vote for each share of which such shareholder is the registered holder. Shares represented by proxy will only be voted as to the number of shares represented if a poll or ballot is called for. A poll or ballot may be requested by a registered shareholder or proxyholder present and entitled to vote at the Meeting or required because the number of votes attached to shares represented by proxies that are to be voted against a matter is greater than 5% of the votes attached to all shares that are entitled to be voted and to be represented at the Meeting.

To the knowledge of the directors and executive officers of the Company, as at the date of this Information Circular, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the outstanding voting rights of the Company.

ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then. Unless such authority is withheld, the Management Appointees intend to vote the shares represented by proxy for the election of the nominees herein listed on any poll or ballot that may be called for.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES HEREIN LISTED WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE MANAGEMENT APPOINTEES, IF NAMED IN THE PROXY, TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS UNLESS THE SHAREHOLDER HAS SPECIFIED THAT THE SHARES REPRESENTED BY PROXY ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Management proposes that the number of directors for the Company be determined at five (5) for the ensuing year, subject to such increases as may be permitted by the Articles of the Company, and that each of the following persons be nominated for election as a director of the Company for the ensuing year. Information concerning these persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence	Principal Occupation,	Director Since	Number of Securities
and Position with the Company	Business or Employment		Beneficially Owned,
			Directly or Indirectly,
			or Controlled or
			Directed
Thomas C. Patton	Chairman and CEO of the	November 1998	5,214,762(1)
Washington, USA	Company
Chairman, CEO and Director
Gerald Prosalendis	President and COO of the	June 23, 2016	318,451
British Columbia, Canada	Company
President, COO and Director
John Kerr	Geological Engineer	May 1993	103,334
British Columbia, Canada
Director
LeRoy Wilkes	Retired Mining Executive	August 2006	115,428
Colorado, USA
Director
Terrence Eyton	Chartered Accountant	March 2015	345,000(2)
British Columbia, Canada
Director

(1)       Thomas Patton directly holds 3,114,762 common shares and indirectly has control over 2,100,000 common shares.
(2)       Terrence Eyton directly holds 135,000 common shares and indirectly has control over 210,000 common shares.

The Company’s Audit Committee is currently comprised of Terrence Eyton (Chair), John Kerr and LeRoy Wilkes. The current members of the Corporate Governance, Nomination and Compensation Committee are LeRoy Wilkes (Chair), Terrence Eyton and John Kerr. The Company also has a Safety, Health, Security and Environment Committee, the members of which are John Kerr (Chair), Thomas Patton and Terrence Eyton.

Unless otherwise instructed, the persons named in the accompanying form of proxy intend to vote FOR the election of the foregoing individuals as directors until the close of the next annual general meeting of the Shareholders or until their successors are otherwise elected or appointed.

Majority Voting

The Company has adopted a Majority Voting Policy in its Corporate Governance Principles. Pursuant to this Policy, any nominee proposed for election as a director in an uncontested election who receives, from the shares voted at the meeting in person or by proxy, a greater number of shares withheld than shares voted in favour of his or her election, must promptly tender his or her resignation to the Chairman of the Board. Any such resignation shall take effect upon acceptance by the Board. The Compensation and Nomination Committee will expeditiously consider the director’s offer to resign and, unless there are extraordinary circumstances, will recommend to the Board to accept such resignation. The Board will have 90 days to make a final decision and announce such decision, including any reasons for not accepting a resignation, by way of a press release. The applicable director will not participate in any Committee or Board deliberations after the resignation offer. The Corporate Governance Committee charter is available on the Company’s website at www.quaterra.com.

Cease Trade Orders, Penalties and Bankruptcies

Except as otherwise disclosed in this Information Circular, to the knowledge of the Company, no director:

a.                   is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer;

(ii)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer;

b.                   is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

c.                   has within 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

d.                   has been subject to:

(i)

since December 31, 2000, any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or before December 31, 2000, the disclosure of which would likely be important to a reasonable securityholder in deciding whether to vote for a proposed director;

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director; or

e.                   is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

For the purpose of the paragraphs above, “order” means: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

•	Copper Mesa Mining Corporation

LeRoy E. Wilkes, was a director of Copper Mesa Mining Corporation which had a cease trading order issued against it on April 8, 2009 for failure to file its annual financial statements, accompanying management's discussion and analysis and annual information form (collectively, the “Annual Filings”) for its financial year ended December 31, 2008. On June 3, 2009, the cease trade order was revoked as Copper Mesa Mining Corporation had filed its Annual Filings. Mr. Wilkes ceased to be a director of such company on November 5, 2009.

APPOINTMENT OF AUDITORS

At the Meeting, shareholders will be requested to re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants as auditors of the Company to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditors’ remuneration. PricewaterhouseCoopers LLP was first appointed auditors of the Company on October 7, 2016.

The person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the re-appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company to hold office until the next annual meeting of shareholders or until a successor is appointed and the authorization of the Board of Directors to fix the remuneration of the auditors.

STOCK OPTION PLAN

At the Meeting, the shareholders will be asked to approve the Company’s stock option plan (the “Plan”) and the number of common shares reserved for issuance under the Plan in accordance with and subject to the rules and policies of the TSX Venture Exchange (“TSXV”).

The purpose of the Plan is to provide the directors, officers and key employees of, and certain other persons who provide services to the Company and its subsidiaries with an opportunity to purchase shares of the Company and benefit from any appreciation in the value of the Company’s shares. This will provide an increased incentive for these individuals to contribute to the future success and prosperity of the Company, thus enhancing the value of the Company’s shares for the benefit of all the shareholders and increasing the ability of the Company and its subsidiaries to attract and retain skilled and motivated individuals in the service of the Company.

The proposed Plan is a “rolling” plan that provides that the aggregate number of shares reserved for issuance under it, and all of the Company’s other previously established and outstanding stock option plans or grants, will not exceed 10% of the Company’s issued common shares at the time of the grant of a stock option under the proposed Plan.

The proposed Plan provides that the option exercise price, as determined by the Board of Directors with recommendations from the Company’s Corporate Governance, Nomination and Compensation Committee, must not be less than the closing price of the Company’s common shares on the TSXV on the day immediately preceding the date of grant, less the applicable discount permitted by the policies of the TSXV. The maximum term of the options granted under the Plan is ten years from the date of grant; however the normal term of the options is five years. The Board of Directors of the Company, with recommendations from the Company’s Corporate Governance, Nomination and Compensation Committee, may determine the limitation period during which an option may be exercised and, notwithstanding that none may be required by the policies of the TSXV whether a particular grant will have a minimum vesting period. In the event of resignation or termination of an optionee, such optionee may exercise options held by such optionee for a period of 90 days following the effective date of such resignation or for a time as otherwise determined by a directors’ resolution at the time of the grant of the options. In the event of an optionee’s death, the stock option may be exercised by a qualified successor until the earlier of a period of one year from the date of such death and the expiry date of the stock option. Any amendment to the proposed Plan will require the approval of the TSXV and may require shareholder approval.

The granting of stock options under the proposed Plan is restricted as follows: (a) the number of options granted to a consultant in a 12-month period must not exceed 2% of the issued shares of the Company at the time of grant of the stock option; and (b) the aggregate number of options granted to employees involved in investor relations activities must not exceed 2% of the issued shares of the Company in any 12-month period, at the time of grant of the stock option.

In accordance with the terms of the proposed Plan, it is subject to its acceptance for filing by the Exchange and the approval of the Company’s shareholders. Under the policies of the TSXV, if

a.	the grants of options under the proposed Plan to “insiders” of the Company, together with all of the Company’s outstanding stock options, could result at any time in:

i.                  the number of shares reserved for issuance pursuant to stock options granted to insiders of the Company exceeding 10% of the issued common shares of the Company; or

ii.                  the grant to insiders of the Company, within a 12-month period, of a number of options exceeding 10% of the issued common shares of the Company; or

b.                  the number of shares reserved for issuance pursuant to stock options granted to any one optionee, within a 12-month period, exceeding 5% of the issued common shares of the Company;

such shareholder approval must be “disinterested shareholder approval”, but as the proposed Plan is restrictive as to these results, disinterest shareholder approval of the proposed Plan is not required.

The policies of the TSXV and the terms of the proposed Plan also provide that “disinterested shareholder approval” will be required for any agreement to decrease the exercise price of options previously granted to insiders of the Company but no such agreements are being brought before the Meeting.

The term “disinterested shareholder approval” means approval by a majority of the votes cast at the Meeting other than votes attaching to shares of the Company beneficially owned by insiders of the Company to whom options may be granted under the proposed Plan and associates of such persons. The term “insiders” is defined in the Securities Act (British Columbia) and generally includes directors and officers of the Company and its subsidiaries and holders of greater than 10% of the voting securities of the Company. The term “associates” is defined in the Securities Act (British Columbia).

If shareholder approval of the proposed Plan or a modified version thereof is not obtained, the Company will not proceed to implement the proposed Plan nor grant options under it. Even if approved, the directors may determine not to proceed with the proposed Plan.

The proposed Plan will be available for inspection at the Meeting. The directors recommend that the shareholders approve the proposed Plan.

The person(s) designated by management of the Company in the enclosed form of Proxy intend to vote FOR the adoption of the Stock Option Plan Resolution.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

Named Executive Officers

“CEO” means each individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year.

“CFO” means each individual who acted as chief financial officer of the company, or acted in a similar capacity, for any part of the most recently completed financial year.

“executive officer” means an individual who is a chair, vice-chair or president of the Company, a vice-president in charge of a principal business unit, division or function including sales, finance or production of the Company and an individual who is performing a policy-making function in respect of the Company.

“NEO” or “Named Executive Officer” means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)

each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than C$150,000 for that financial year; and

(d)

each individual who would be an NEO under (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year .

As at December 31, 2017, the Company’s Named Executive Officers were: Thomas Patton (CEO and Executive Chairman of the Board), Gerald Prosalendis (President and Chief Operating Officer) and Lei Wang (CFO).

All currency references in this Statement of Executive Compensation are in US dollars unless otherwise noted Canadian dollars are referred as C$.

Corporate Governance, Nomination and Compensation Committee

The Corporate Governance, Nomination and Compensation Committee (the “Governance Committee”) of the Board was established to assist the Board in fulfilling its responsibilities relating to compensation matters, including the evaluation and approval of the Company’s compensation plans, policies and programs.

One of the key roles of the Governance Committee is to assist the directors of the Company in attracting, evaluating and retaining key senior executive personnel through compensation and other appropriate performance incentives. It is the Governance Committee’s responsibility to ensure that the Company develops a compensation plan for its executive officers that is fair and competitive and consistent with the best interests of the Company. The role of management is to provide the Governance Committee with perspectives on the business strategy and individual performance of senior executive personnel in order to assist the Governance Committee in making recommendations regarding compensation.

The Governance Committee reviews the performance of the Company’s NEOs against established performance goals and criteria and makes recommendations to the Board of the Company on appropriate compensation. Other than with respect to the CEO, the Governance Committee also considers the evaluations and recommendations of the CEO.

The Governance Committee has the responsibility for reviewing compensation policies, programs and procedures for the Company’s NEOs, including a review of any proposed awards of stock options or any other equity plans and recommending same for approval by the full Board. The Governance Committee acts pursuant to the Governance, Nomination and Compensation Committee Charter (the “Governance Charter”) that has been approved by the Board of Directors.

The Governance Committee is composed of three directors, all of whom are independent within the meaning of National Instrument 58-101, being LeRoy Wilkes (Chair), Terrence Eyton and John Kerr. None of the members of the Governance Committee is an officer, employee or former officer of the Company. All of the members are experienced in matters of executive compensation and the Board believes that the Committee collectively has the knowledge, experience and background required to fulfill its mandate.

The Governance Committee Charter can be viewed on the Company’s website at www.quaterra.com. The Governance Committee reports to the Board of Directors which has final accountability for the Company’s compensation policies and programs. The Governance Committee also seeks the views of the CEO when reviewing compensation for other executive officers because of his involvement with these officers. The Company does not currently benchmark.

Role of the Chief Executive Officer

The Chief Executive Officer (“CEO”) completes a review of each NEO’s performance. The CEO makes a recommendation to the Governance Committee on compensation for each NEO which is taken into consideration by the Governance Committee in completing its review and ultimate recommendations to the Board.

Objectives of the Compensation Program

The general objectives of the Company’s compensation strategy are to:

(a)	compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long term shareholder value;

(b)	provide a compensation package that is competitive with other comparable mineral exploration companies to enable the Company to attract and retain talent; and

(c)

ensure that the total compensation package is designed in a manner that takes into account the Company’s present stage of development and its available financial resources. The Company’s compensation packages have been designed to provide a non -cash stock option component in conjunction with a reasonable cash salary.

Salaries for the NEOs are determined by evaluating the responsibilities inherent in the position held, and the individuals experience and past performance, as well as by reference to the competitive marketplace for management talent at other mineral exploration companies. Following the annual general meeting of shareholders, the Governance Committee reviews actual performance for the Company and the each of the NEOs for such year, including the quality and measured progress of the Company’s exploration projects, raising of capital and similar achievements.

Elements of Compensation

During 2017, the Company’s compensation program consisted of two elements (i) cash and (ii) incentive stock options administered under the Company’s stock option plan. The Company does not presently have a long-term incentive plan. There is no policy or target regarding allocation between cash and non- cash elements of the Company’s compensation program. The Board reviews annually the total compensation package of each of the Company’s NEOs on an individual basis, against the backdrop of the competitive landscape and the compensation goals and objectives described above.

Salary - Base salaries for the NEOs for any given year are reviewed by the Governance Committee at its meeting in June. Increases or decreases in salary on a year over year basis are dependent on the Governance Committee’s assessment of the performance of the Company and the particular NEO. When considering the base salaries of each of the Company’s NEOs, the Governance Committee reviews the qualifications and performance of, and salaries paid to executives of similar companies engaged in mining exploration and development. Recommendations for executive salaries are made by the Governance Committee to the full Board of Directors in consultation with the CEO.

Incentive Awards – The Governance Committee believes that a significant portion of each NEO’s compensation should be in the form of equity awards. Equity awards are made to the NEOs pursuant to the Company’s stock option plan. The stock option plan provides for awards in the form of stock options. The Committee has generally followed a practice of issuing stock options to its NEOs on an annual basis in June of each year. The Committee retains the discretion to make additional awards to NEOs at other times, in connection with the initial hiring of a new executive, for retention purposes or otherwise. In determining the amount of stock options to be issued, the Governance Committee considers qualifications, performance, and option programs of similar companies.

Perquisites and Other Personal Benefits – The Company’s NEOs are not generally entitled to significant perquisites. The Company offers health care benefits, but there are no other perquisites which account for a material portion of the overall compensation paid to any NEO.

The board of directors did not consider the implications of the risks associated with the Company’s compensation policies and practices. None of the NEOs or directors are permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by such NEOs or directors.

Employment Agreements, Termination and Change of Control

The Company has employment agreements with Thomas Patton, Gerald Prosalendis, and Lei Wang. The Governance Committee believes that these agreements will help to secure the continued employment and dedication of the Company’s NEOs.

Thomas Patton – Dr. Patton entered into an amended and restated employment agreement with the Company and its subsidiary, Quaterra Alaska Inc., effective January 1, 2016 and amended on April 14, 2016. This agreement was renewed on April 14, 2017 for an additional year and further renewed on April 14, 2018 until July 1, 2019. Under the employment agreement, Dr. Patton is entitled to receive an annual base salary of $150,000, which salary is to be reviewed annually with a view to its increase, giving consideration to the Company’s financial position and the scope of its activities. Dr. Patton may be eligible to participate in future stock option grants. The Company may terminate the employment of Dr. Patton only for breach of the employment agreement or for cause. Dr. Patton is entitled to two months’ notice of such discharge. If Dr. Patton becomes disabled and unable to perform his regular duties, he shall be entitled to receive his full salary for two months. Upon a change of control, as defined in the employment agreement, Dr. Patton has the right to terminate the employment agreement and receive an amount of money equal to one hundred percent (100%) of the compensation which would have been paid to him during the unexpired term of the agreement. If Dr. Patton terminated his employment agreement upon a change of control, and assuming the triggering event took place on the last business day of the Company’s most recently completed financial year, the payment to Dr. Patton would be $43,750.

Gerald Prosalendis – On April 14, 2016, Mr. Prosalendis entered into an employment agreement with the Company for a period of two years whereby Mr. Prosalendis receives an annual salary of C$225,000. This agreement was subsequently renewed until July 1, 2019. After three months from the date of the employment agreement and every twelve months thereafter, the CEO will conduct a performance review of Mr. Prosalendis which shall include a general performance assessment and possible salary adjustments or bonus payments. Mr. Prosalendis may be eligible to participate in future stock option grants. The Company may terminate the employment of Mr. Prosalendis only for breach of the employment agreement or for cause. Mr. Prosalendis is entitled to two months’ notice of such discharge. If Mr. Prosalendis becomes disabled and unable to perform his regular duties, he shall be entitled to receive his full salary for two months. Upon a change of control, as defined in the employment agreement, Mr. Prosalendis has the right to terminate the employment agreement and receive an amount of money equal to his annual salary for two years. If Mr. Prosalendis terminated his employment agreement upon a change of control, and assuming the triggering event took place on the last business day of the Company’s most recently completed financial year, the payment to Mr. Prosalendis would be C$450,000.

Lei Wang – Effective January 1, 2017, Lei Wang entered into an employment agreement with the Company for a period of one year, whereby Ms. Wang is entitled to an annual salary of C$90,000. This agreement was subsequently renewed on January 1, 2018 for an additional year. Assuming the employment agreement is extended by mutual agreement, the Company will review Ms. Wang’s salary annually with a view to its increase, giving consideration to the Company’s financial position and the scope of its activities. Ms. Wang may be eligible to participate in future stock option grants. The Company may terminate the employment of Ms. Wang only for breach of the employment agreement or for cause.

Ms. Wang is entitled to two months’ notice of such discharge. If Ms. Wang becomes disabled and unable to perform her regular duties, she shall be entitled to receive her full salary for two months. Upon a change of control, as defined in the employment agreement, Ms. Wang has the right to terminate the employment agreement and receive an amount of money equal to her annual salary for one year. If Ms. Wang terminated her employment agreement upon a change of control, and assuming the triggering event took place on the last business day of the Company’s most recently completed financial year, the payment to Ms. Wang would be C$90,000.

Summary Compensation Table – Named Executive Officers

The following table sets out information concerning the compensation earned from the Company and any of the Company’s subsidiaries during the financial year ended December 31, 2017 by the Company’s NEOs.

					Non-equity incentive
					plan compensation
						($)
			Share-	Option-	Annual	Long-term		All other
			based	based	Incentive	incentive	Pension	compens-	Total
Name and principal		Salary	awards	awards	plans	plans	Value	ation	compensation
position	Year	($)	($)	($)(6)			($)	($)	($)
Thomas Patton(1)	2017	150,000	N/A	14,253	N/A	N/A	N/A	Nil	164,253
CEO & Chairman	2016	150,000	N/A	11,207	N/A	N/A	N/A	Nil	161,207
	2015	150,000	N/A	31,867	N/A	N/A	N/A	Nil	181,867
Gerald Prosalendis(2)	2017	173,264	N/A	14,253	N/A	N/A	N/A	Nil	187,517
President & COO	2016	119,531	N/A	26,897	N/A	N/A	N/A	Nil	146,428
Steven Dischler(3)	2015	208,333	N/A	31,867	N/A	N/A	N/A	Nil	240,200
Former CEO
Lei Wang(4)	2017	69,305	N/A	11,402	N/A	N/A	N/A	Nil	80,707
CFO	2016	61,250	N/A	11,207	N/A	N/A	N/A	Nil	72,457
Scott Hean(5)	2015	117,519	N/A	15,934	N/A	N/A	N/A	Nil	133,453
Former CFO

(1)

Thomas Patton was appointed President and Chief Executive Officer on September 2, 2015 (upon the resignation of Steven Dischler) and resigned as President on April 14, 2016 (upon the appointment of Gerald Prosalendis). Dr. Patton has served as Chairman since July 31, 2013.

(2)	Gerald Prosalendis was appointed President and Chief Operating Officer on April 14, 2016.
(3)	Steven Dischler resigned as President and Chief Executive Officer on September 2, 2015.
(4)	Lei Wang was appointed CFO on January 1, 2016.
(5)	Scott Hean resigned as CFO and his employment agreement was cancelled effective December 31, 2015.
(6)

The Company calculated the stock-based compensation costs by using the Black -Scholes-Merton model assuming a risk free interest rate of 0.6% (2016 – 0.60%; 2015 – 0.48%), a dividend yield of 0% (2016 & 2015 – 0%), the expected annual volatility of the Company’s share price of 85% (2016 – 141%; 2015 – 143%) and expected life of the option of 5 years (2016 & 2015 – 5 years).

Narrative Discussion

Thomas Patton is paid an annual salary of $150,000 pursuant to an employment agreement with the Company. Gerald Prosalendis is paid an annual salary of C$225,000 pursuant to an employment agreement with the Company.

As President and CEO, Steven Dischler was paid an annual salary of $250,000. Pursuant to a consulting agreement dated November 1, 2015 the Company’s subsidiary, Singatse Peak Services LLC, paid Dischler Consulting LLC $11,250 per month for professional services.

Pursuant to an employment agreement effective January 1, 2016, Lei Wang was paid C$70,000 which was increased to C$90,000 on June 1, 2016. This agreement was subsequently renewed on January 1, 2017 and January 1, 2018.

Pursuant to an employment agreement effective January 1, 2015, Scott Hean was paid an annual salary of C$150,000 for his services as CFO.

Incentive Awards

The following table sets out information in respect of outstanding option-based awards* for the financial year ended December 31, 2017, for the Company’s NEOs.

	Option-based Awards				Share-based Awards
Name	Number of	Option	Option expiration	Value of	Number	Market or	Market or
	securities	exercise	date	unexercised	of shares	payout	payout value
	underlying	price		in-the-	or units	value of	of vested
	unexercised	(C$)		money	of shares	share-based	share-based
	options (#)			options	that	awards that	awards not
				(C $)(1)	have not	have not	paid out or
					vested	vested	distributed
					(#)	($)	($)
Thomas Patton	450,000	$0.16	September 19, 2018	Nil	N/A	N/A	N/A
	400,000	$0. 10	June 25, 2019	Nil
	400,000	$0. 05	December 31, 2019	14,000
	400,000	$0. 13	July 16, 2020	Nil
	250,000	$0.065	April 14, 2021	5,000
	250,000	$0.095	June 23, 2022	Nil
Gerald Prosalendis	10,000	$0.16	September 19, 2018	Nil	N/A	N/A	N/A
	25,000	$0. 10	June 25, 2019	Nil
	100,000	$0. 05	March 26, 2020	3,500
	150,000	$0. 13	July 16, 2020	Nil
	600,000	$0.065	April 14, 2021	12,000
	250,000	$0.095	June 23, 2022	Nil
Lei Wang	250,000	$0.065	April 14, 2021	5,000	N/A	N/A	N/A
	200,000	$0.095	June 23, 2022	Nil

(1)

“In -the-money options” means the excess of the market value of the Company’s shares at the Company’s most recently completed financial year end on December 31, 2017 over the exercise price of the options. The last trading price of the Company’s shares on the TSX Venture Exchange on December 31, 2017 was C$0.085.

*	Until a stock option has been exercised and the stock sold, the NEO does not receive any cash proceeds from the option and, accordingly, the amount shown is only the deemed “paper gain” of the option.

Incentive plan awards – value vested or earned during the year

The following table summarizes the value of each incentive plan award vested or earned by each NEO during the Company’s most recently completed financial year.

	Option-based awards	Share-based awards	Non-equity incentive plan
	– Value vested during	– Value vested during	compensation – Value earned
	the year (1)	the year (1)	during the year
Name	($)	($)	($)

Thomas Patton	Nil	Nil	Nil

Gerald Prosalendis	Nil	Nil	Nil

Lei Wang	Nil	Nil	Nil

(1)

“Value vested during the year” means the aggregate dollar value that would have been realized if the options under the option- based award had been exercised on the vesting date. This amount is calculated by determining the difference between the market price of underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

Pension Plan Benefits

The Company does not provide retirement benefits for its directors or executive officers.

Director Compensation

The Company’s independent directors’ compensation program revolves around three key areas:

•	Recruiting and retaining qualified individuals to serve as members of our board of directors and contribute to our overall success;
•

Aligning the interests of the board members with those of our shareholders by requiring directors to hold a minimum number of shares and to compensation in the form of option based awards and cash; and

•	Offering competitive compensation by positioning director compensation in relation to companies that are comparable in size and in a similar business.

The directors’ compensation package provides for the fees below to be paid to non-executive directors:

Annual Retainer	(C$)
Independent director	10,000
Audit Committee Chair	7,500
Other Committee Chairs	5,000

Below is a summary of total compensation paid to the Directors (excluding NEOs) during 2017:

		Share-	Option-	Non-equity
	Fees	based	based	incentive plan	Pension	All other
Name	earned	awards	awards	compensation	value	compensation	Total
	(C$)	(C$)	(C$)(1)	(C$)	(C$)	(C$)	(C$)

John Kerr	15,000	Nil	15,120	Nil	N/A	Nil	30,120

LeRoy Wilkes	15,000	Nil	15,120	Nil	N/A	Nil	30,120

Terrence Eyton	17,500	Nil	15,120	Nil	N/A	Nil	32,620

(1)

The Company calculated the stock-based compensation costs by using the Black-Scholes-Merton model assuming a risk free interest rate of 0.6%, a dividend yield of 0%, the expected annual volatility of the Company’s share price of 85% and expected life of the option of 5 years.

Outstanding share-based awards and option-based awards

The following table summarizes the outstanding share-based awards and option-based awards to the Non-Named Executive Officer Directors as at the Company’s most recently completed financial year.

	Option-based Awards				Share-based Awards
Name	Number of	Option	Option expiration	Value of	Number	Market or	Market or
	securities	exercise	date	unexercised	of shares	payout	payout value
	underlying	price		in-the-	or units	value of	of vested
	unexercised	(C$)		money	of shares	share-based	share-based
	options (#)			options	that	awards that	awards not
				(C$)(1)	have not	have not	paid out or
					vested	vested	distributed
					(#)	($)	($)
John Kerr	180,000	$0.16	September 19, 2018	Nil	N/A	N/A	N/A
	200,000	$0.10	June 25, 2019	Nil
	200,000	$0.13	July 16, 2020	Nil
	200,000	$0.065	April 14, 2021	4,000
	200,000	$0.095	June 23, 2022	Nil
LeRoy Wilkes	180,000	$0.16	September 19, 2018	Nil	N/A	N/A	N/A
	200,000	$0.10	June 25, 2019	Nil
	200,000	$0.13	July 16, 2020	Nil
	200,000	$0.065	April 14, 2021	4,000
	200,000	$0.095	June 23, 2022	Nil

Terrence Eyton	100,000	$0.05	March 26, 2020	3,500	N/A	N/A	N/A
	200,000	$0.13	July 16, 2020	Nil
	200,000	$0.065	April 14, 2021	4,000
	200,000	$0.095	June 23, 2022	Nil

(1)

“In-the-money options” means the excess of the market value of the Company’s shares at the Company’s most recently completed financial year on December 31, 2017 over the exercise price of the options. The last trading price of the Company’s shares on the TSX Venture Exchange on December 31, 2017 was $0.085.

Incentive plan awards – value vested or earned during the year

The following table summarizes the value of each incentive plan award vested or earned by each Non- Named Executive Officer Director during the Company’s most recently completed financial year.

	Option-based awards	Share-based awards	Non-equity incentive plan
	– Value vested during	– Value vested during	compensation – Value earned
Name	the year(1)	the year(1)	during the year
	($)	($)	($)

John Kerr	Nil	N/A	N/A

LeRoy Wilkes	Nil	N/A	N/A

Terrence Eyton	Nil	N/A	N/A

(1)

“Value vested during the year” means the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. This amount is calculated by determining the difference between the market price of underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

Securities Authorized for Issuance under Equity Plans

The following table sets out the number of the Company’s shares to be issued and remaining available for future issuance under the Company’s Incentive Stock Option Plan at the end of the Company’s most recently completed financial year:

Number of securities remaining
Plan Category	Number of Securities to	Weighted-average	available for future issuance
	be issued upon exercise	exercise price of	under incentive stock option
	of outstanding options	outstanding options	plans (excluding securities
reflected in column (a))
	(a)	(b)	(c)

Stock Option Plan approved by	16,050,000	C$0.17	4,046,931
security holders

Equity compensation plans not	N/A	N/A	N/A
approved by security holders

Total	16,050,000		4,046,931

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

No director or executive officer, or any proposed director or any associate of any of them, is or, since the beginning of the last completed financial year of the Company, was indebted to the Company, or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No insider of the Company, no management proposed nominee for election as a director of the Company and no associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the heading "Executive Compensation".

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are, to any substantial degree, performed by a person other than the directors or executive officers of the Company.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company’s corporate governance disclosure obligations are set out in National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “National Instrument”), National Policy 58-201 – Corporate Governance Guidelines and National Instrument 52-110 – Audit Committees. These instruments set out a series of guidelines and requirements for effective corporate governance, collectively the “Guidelines”. The National Instrument requires the Company to disclose its approach to corporate governance with reference to Guidelines.

Composition of the Board

The Board currently consists of five directors. The National Instrument defines an independent director as a director who has no direct or indirect material relationship with the Company. A “material relationship” is in turn defined as a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with such member’s independent judgment. The Board of Directors considers the factual circumstances of each director in the context of Guidelines.

The Board has determined that three (3) directors are independent for purposes of the Board members as provided in National Instrument 58-101. There are two (2) who are not independent for purposes of the Board members as provided in National Instrument 58-101. The Board has concluded that Dr. Thomas Patton and Mr. Gerald Prosalendis are not “independent” by virtue of their roles as executive officers of the Company. See Composition of the Board below.

Director Nominees	Independent	Non-Independent	Reason for Non Independence
Thomas Patton		√	CEO and Chairman of the Board
Gerald Prosalendis		√	President and COO
John Kerr	√
LeRoy Wilkes	√
Terrence Eyton	√

Participation of Directors in Other Reporting Issuers

Certain of the Company’s directors are directors of other reporting issuers, as set out in the following table:

Director		Reporting User
Gerald Prosalendis	•	Lithoquest Diamonds Inc.
John Kerr	•	Bravada Gold Corporation	•	Eureka Resources Inc.
	•	Canyon Copper Corp.
LeRoy Wilkes	•	Sabina Gold & Silver Corp.	•	Athena Silver Corporation

Orientation and Continuing Education

Board members are provided with a policy and procedure manual and have access to technical data and financial information 24 hours a day through an internet-based software support system, essentially an electronic Boardroom. The Company does not provide formal continuing education to its Board members, but does encourage them to communicate with management, auditors and technical consultants. Board members are also encouraged to participate in industry related conferences, meetings and educational events.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) that can be viewed at www.quaterra.com. The Code addresses honesty and integrity, fair dealing, discrimination and harassment, safety and security, and honest and accurate record keeping. The Code also addresses Ethical Business Conduct for financial managers.

Audit Committee

The Audit Committee is responsible for assisting directors to meet their responsibilities; providing better communication between directors and external auditors; enhancing the independence of the external auditor; increasing the credibility and objectivity of financial reports; and strengthening the role of the directors facilitating in-depth discussions among directors, management and the external auditor. The Audit Committee is responsible for the appointment, compensation, retention and oversight of the external auditor, as well as the pre-approval of all non-audit services provided by the external auditor, and for directing the auditor’s examination into specific areas of the Company’s business. A full version of the Audit Committee Charter is available at www.quaterra.com.

Composition of the Audit Committee

The Audit Committee is comprised of three directors of the Company: Terrence Eyton (Chair), John Kerr and LeRoy Wilkes, all of whom are independent and financially literate within the meaning of NI 52-110. To be considered to be independent, a member of the audit committee must not have any direct or indirect “material relationship” with the Company. A material relationship is a relationship which could, in the view of the board of directors of the Company, reasonably interfere with the exercise of a member’s independent judgment. To be considered financially literate, a member of the audit committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected in the Company’s financial statements.

Mr. Eyton graduated from Lakehead University in 1967 in Business Administration. He obtained his Chartered Accountant designation in 1971 and was elected to Fellowship of the Institute of Chartered Accountants in 1983. He completed the Institute of Corporate Directors program in 2008 and obtained the designation of ICD.D. Mr. Eyton practiced the profession of accounting in both public practice and corporate entities. Currently Mr. Eyton is a Director and Chair of the Audit Committee for Quaterra Resources Inc. Mr. Eyton has also served as a director and chair of audit committees for other reporting issuers including, Sabina Gold & Silver Corp; Southern Silver Exploration Corp; Homestake Resource Corporation; Bravada Gold Corporation and Potash North Resource Corp. Mr. Eyton is currently retired from active employment and considered financially literate.

Mr. Kerr graduated from the University of British Columbia in 1964 with a BASc degree in Geological Engineering. Mr. Kerr has sat on several public company Boards and Audit Committees. In his positions, he would be responsible for receiving financial information relating to his Company and obtaining an understanding of the balance sheet, income statement and statement of cash flows and how these statements are integral in assessing the financial position of the Company and its operating results. Mr. Kerr is considered financially literate.

Mr. Wilkes was President of Washington Group International’s mining business unit where he was responsible for the operating and financial performance of the unit’s international operations in the coal, metals and industrial minerals markets. He has 38 years of mining experience in the precious metals, coal industrial metals, and base metals mining and processing. Prior to joining the Washington Group International, Mr. Wilkes served as executive vice-president and chief operating officer of Santa Fe Pacific Gold Corporation of Albuquerque, New Mexico from 1988 to 1995. Mr. Wilkes also previously served as executive vice-president of Washington Corporation of Missoula, Montana, responsible for merger and acquisition activities. He earlier served as vice-president and general manager of Kennecott Ridgeway Mining Company of Ridgeway, South Carolina, and director of business development of Anaconda Minerals Co. of Denver, Colorado. He has held management and supervisory positions at surface and underground mines producing molybdenum, copper, limestone, lead silver and zinc. Mr. Wilkes has a degree in mining engineering from the Montana School of Mines. Mr. Wilkes also serves as a director and chairman of the Board of Sabina Gold & Silver Corp. Mr. Wilkes is considered financially literate.

Pre-approved Policies and Procedures

All non-audit services are pre-approved by the Audit Committee. Before approval is given, the Audit Committee examines the independence of the external auditors in relation to the services to be provided and assesses the reasonableness of the fees to be charged for such services.

External Auditor Service Fees

Financial Year	Audit	Audit	Tax Fees	All other Fees	Total
Ending	Fees(1)	Related
Fees(2)
December 31, 2017	C$42,500	$Nil	$Nil	Nil	C$42,500
December 31, 2016	C$42,500	$Nil	$Nil	$Nil	C$42,500

(1)	The aggregate audit fees include the audit of the Company’s consolidated financial statements and the audit of ICFR.
(2)

The aggregate fees billed for audit related services that are reasonably related to the performance of the audit of the Company’s consolidated financial statements, which are not included under the heading “Audit Fees”

Corporate Governance, Nomination and Compensation Committee

The Corporate Governance, Nomination and Compensation Committee (“Governance Committee”) is appointed by and acts on behalf of the Board of Directors. The Governance Committee acts pursuant to the Corporate Governance Nomination Compensation Committee Charter (the “Governance Charter”) that has been approved by the board of directors. The Governance Charter can be viewed on the Company’s website at www.quaterra.com. The Governance Committee is responsible for:

1)	developing and recommending to the Board a set of corporate governance guidelines applicable to the Company and for periodically reviewing such guidelines;

2)	identifying individuals qualified to become Board members;

3)	recommending that the Board select the director nominees for the next annual meeting of shareholders;

4)	overseeing the Board’s annual evaluation of its performance, and

5)

reviewing and recommending to the Board on major compensation plans, policies and programs of the Company. The Governance Committee approves the compensation of named executive officers and certain senior management, takes specific actions with respect to such compensation and has oversight responsibility over the Company’s management development programs, performance assessment of senior executives and succession planning.

The members of the Governance Committee are LeRoy Wilkes (Chair), Terrence Eyton and John Kerr, all of whom are independent directors, applying the definition set out in Section 1.4 of National Instrument 52-110.

Safety, Health, Security and Environment Committee

The Company has a Safety, Health, Security and Environment Committee (the “SHSE Committee”) that consists of John Kerr (Chair), Thomas Patton and Terrence Eyton.

The SHSE Committee has been established to assist the Board in fulfilling its responsibilities relating to health, safety, security and the environment. The SHSE Charter can be viewed on the Company’s website at www.quaterra.com. The responsibilities of the Committee are as follows:

•	reviewing and recommending, as appropriate, changes to the safety, health, security and environmental policies of the Company;
•	monitor the status of compliance with the Company policies and applicable laws and regulations in the areas of safety, health, security and environment based on written reports from management;
•	review, at least semi-annually, the performance of the Company in the area of safety, health, security and environment;
•

the event of the occurrence of a material safety, health, security or environmental incident where the occurrence is required to be reported to the appropriate authorities, the committee will receive and review as soon as practicable a report from management detailing the nature of the incident and describing the remedial action being taken; and

•	periodically report to the Board of Directors on safety, health, security and environment issues affecting the Company.

APPROVAL AND AUTHORIZATION OF SHAREHOLDER RIGHTS PLAN

At the Meeting, shareholders of the Company will be asked to pass an ordinary resolution to approve and authorize a shareholder rights plan (the “Rights Plan”).

Purpose of the Rights Plan

The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders are treated equally and fairly in connection with any take-over bid or similar proposal to acquire common shares of the Company.

Take-over bids may be structured in such a way as to be coercive or discriminatory in effect, or may be initiated at a time when it will be difficult for the Board of Directors of the Company to prepare an adequate response. Such offers may result in shareholders receiving unequal or unfair treatment, or not realizing the full or maximum value of their investment in the Company.

The Rights Plan discourages the making of any such offers by creating the potential of significant dilution to any offeror who does so. This potential is created through the issuance to all shareholders of contingent rights to acquire additional common shares of the Company at a significant discount to then prevailing market prices, which could, in certain circumstances, become exercisable by all shareholders other than an offeror and its associates, affiliates and joint actors.

An offeror can avoid that potential by making an offer that either: (i) qualifies as a “Permitted Bid” under the Rights Plan, and therefore meets certain specified conditions (including a minimum deposit period of 105 days) which aim to ensure that all shareholders are treated fairly and equally; or (ii) does not qualify as a “Permitted Bid” but is negotiated with the Company and has been exempted by the Board of Directors from the application of the Rights Plan in light of the opportunity to bargain for agreed terms and conditions to the offer that are believed to be in the best interests of shareholders.

Notwithstanding that there have been recent amendments to the current Canadian securities legislation which include, inter alia, an increased minimum deposit period from 35 days to 105 days, the Board of Directors believes that the adoption of the Rights Plan remains in the best interests of the Company and will ensure that all shareholders have an equal opportunity to participate in a change of control transaction.

The Rights Plan is not being proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or take-over bid that is known to the management of the Company. The adoption of the Rights Plan is also not intended as a means to prevent a take-over of the Company, to secure the continuance of management or the directors in their respective offices, or to deter fair offers for the common shares of the Company.

For a summary of the key terms and conditions of the Rights Plan, please see Schedule “A” to this Information Circular. Shareholders are urged to carefully review the summary in its entirety.

Approval Requirements

Shareholder approval of the Rights Plan is required under the rules and policies of the TSX Venture Exchange (the “Exchange”). The Company is not currently aware of any shareholder whose votes will be ineligible to be counted towards the ordinary resolution to approve the Rights Plan. The Rights Plan remains subject to the approval of the Exchange, and is subject to any modifications as may be required by the rules and policies thereof.

The Board of Directors recommends that you vote FOR the ordinary resolution to approve and authorize the Rights Plan.

Accordingly, at the Meeting, shareholders of the Company will be asked to consider, and if thought fit, to approve the following ordinary resolution:

“BE IT RESOLVED, as an ordinary resolution of the shareholders of the Company, that:

1.

the adoption by the Company of the shareholder rights plan (the “Rights Plan”) substantially as described in the Information Circular of the Company is hereby approved, and the Company is hereby authorized to enter into the Rights Plan with Computershare Investor Services Inc. or such other rights agent as the board of directors of the Company may determine; and

2.

the board of directors of the Company are hereby authorized on behalf of the Company to make any amendments to the Rights Plan as may be required by regulatory authorities, without further approval of the shareholders of the Company, in order to ensure adoption of the Rights Plan; and

3.

any one director or officer of the Company is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to this resolution, including making any amendments to the Rights Plan as may be required by regulatory authorities, without further approval of the shareholders of the Company.”

The management designees named in the accompanying Instrument of Proxy intend (in the absence of direction to the contrary) to vote FOR the above resolution at the Meeting.

ADOPTION OF NEW ARTICLES

The Company is seeking shareholder approval for the adoption of new updated Articles of Incorporation (“New Articles”). The substantive change from the existing Articles is the inclusion in the New Articles of advance notice provisions with respect to the election of directors.

Background

On March 27, 2013, the Board of Directors of the Company (the “Board”) adopted an advance notice policy. The Board believes it is in the best interests of the Company to formalize the provisions of this advance notice policy (“Advance Notice Provisions”) into the Company’s New Articles.

Purpose of the Advance Notice Provisions

The purpose of the Advance Notice Provisions is to provide shareholders, directors and management of the Company with direction on the procedure for shareholder nomination of directors. The Advance Notice Provisions are the framework by which the Company seeks to fix a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

Effect of the Advance Notice Provisions

Subject only to the Business Corporations Act (British Columbia) (the “BCA”) and the New Articles of the Company, only persons who are nominated in accordance with the following procedures are eligible for election as directors of the Company. Nominations of persons for election to the Board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors: (a) by or at the direction of the Board, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the BCA, or a requisition of the shareholders made in accordance with the provisions of the BCA; or (c) by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving of the notice provided for below in the Advance Notice Provisions and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in the Advance Notice Provisions.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Company at the principal executive offices of the Company.

To be timely, a Nominating Shareholder’s notice to the Secretary of the Company must be made: (a) in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made (the “Notice Date”), notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and (b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the Notice Date. In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Company must set forth: (a) as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred); and (D) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCA and Applicable Securities Laws (as defined below); and (b) as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCA and Applicable Securities Laws (as defined below).

The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee. No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice Provisions; provided however, that nothing in the Advance Notice Provisions shall be deemed to preclude discussion by a shareholder at a meeting of shareholders of any matter, other than the nomination of directors, in respect of which such shareholder would have been entitled to submit a proposal pursuant to the provisions of the BCA. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

For purposes of the Advance Notice Provisions: (a) “public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval (SEDAR), or such other electronic disclosure service as the Company is required to utilize for the filing of continuous disclosure documents pursuant to Applicable Securities Laws; and (b) “Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such legislation and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

Notice given under the Advance Notice Provisions may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day. Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in the Advance Notice Provisions.

The Advance Notice Provisions apply to the Company so long as the Company is a public company.

Approval Requirements

Adoption of the New Articles is subject to shareholder approval as well as TSX Venture Exchange approval. A shareholder may obtain a copy of the New Articles by contacting the Secretary at 1100-1199 West Hastings Street Vancouver, British Columbia, V6E 3T5. The New Articles will also be available for inspection at the Meeting.

The Board recommends that you vote FOR the ordinary resolution to approve and adopt the New Articles.

Accordingly, at the Meeting, shareholders of the Company will be asked to consider, and if thought fit, to approve the following ordinary resolution:

“BE IT RESOLVED, as an ordinary resolution of the shareholders the Company, that:

1.	the Company adopt the New Articles, substantially as described in the Information Circular of the Company, in substitution for the existing Articles of the Company;

2.

the board of directors of the Company is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the foregoing without further approval, ratification or confirmation by the shareholders of the Company; and

3.

any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.”

The management designees named in the accompanying Instrument of Proxy intend (in the absence of direction to the contrary) to vote FOR the above resolution at the Meeting.

MANAGEMENT IS NOT AWARE OF ANY OTHER MATTER TO COME BEFORE THE MEETING OTHER THAN AS SET FORTH IN THE NOTICE OF MEETING. IF ANY OTHER MATTER PROPERLY COMES BEFORE THE MEETING, IT IS THE INTENTION OF THE MANAGEMENT APPOINTEES TO VOTE THE SHARES REPRESENTED BY THE FORM OF PROXY ACCOMPANYING THIS INFORMATION CIRCULAR ON ANY BALLOT THAT MAY BE CALLED FOR IN ACCORDANCE WITH THEIR BEST JUDGMENT ON SUCH MATTER.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found at www.sedar.com and at the Company’s website at www.quaterra.com. A copy of the following documents may be obtained, without charge, upon request to the Company at Suite 1100, 1199 West Hastings Street, Vancouver, B.C., V6E 3T5, Telephone: (604) 684-9384, Fax: (604) 641-2740:

(a)

the comparative financial statements of the Company for the financial year ended December 31, 2017 together with the accompanying report of the auditor thereon and related Management’s Discussion and Analysis and any interim financial statements of the Company for periods subsequent to December 31, 2017 and related Management’s Discussion and Analysis; and

(b)	this Information Circular.

BY ORDER OF THE BOARD OF DIRECTORS
OF QUATERRA RESOURCES INC.

“Thomas Patton”

Thomas Patton
Chief Executive Officer

SCHEDULE “A”

SUMMARY OF THE RIGHTS PLAN

Please see “Approval and Authorization of Shareholder Rights Plan” in the Information Circular to which this Schedule is attached for a discussion of the Rights Plan and the reasons for the Board of Directors recommending its approval.

Capitalized terms used but not specifically defined in this Schedule shall have the meanings ascribed thereto in the Information Circular.

The following summary of the Rights Plan is qualified in its entirety by reference to the complete text of the Shareholder Rights Plan Agreement to be entered into between the Company and Computershare Investor Services Inc. as rights agent or such other rights agent as the Board of Directors of the Company may determine, in connection with the Rights Plan (if approved by the shareholders). The Shareholder Rights Plan Agreement shall govern in the event of any conflict between the provisions thereof and this summary. A copy of the Shareholder Rights Plan Agreement will be available on SEDAR at www.sedar.com or by contacting the Secretary of the Company at 1100-1199 West Hastings Street Vancouver, British Columbia, V6E 3T5.

Term

If approved at the Meeting, the Rights Plan will be adopted immediately following the Meeting and (subject to earlier termination in accordance with its terms) will remain in effect until termination of the annual meeting of shareholders in 2021 unless the shareholders vote by ordinary resolution at that meeting to ratify and confirm the Rights Plan.

Issue of Rights

One right (a “Right”) will be issued by the Company in respect of each common share of the Company that is outstanding at the close of business on the effective date of the Shareholder Rights Plan Agreement (the “Record Time”). One Right will also be issued for each additional common share (or other voting share of the Company) issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the time at which the Rights expire and terminate.

The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per share unless the Rights separate from the underlying shares in connection with which they were issued and become exercisable or are exercised.

The issuance of the Rights will also not change the manner in which shareholders currently trade their common shares, and is not intended to interfere with the Company’s ability to undertake equity offerings in the future.

Separation Time / Ability to Exercise Rights

The Rights are not exercisable, and are not separable from the shares in connection with which they were issued, until the “Separation Time”, being the close of business on the date that is 10 business days after the date a person becomes an Acquiring Person (as defined below) or announces an intention to make a take-over bid that does not qualify as a Permitted Bid (as defined below), or such later time as the Board of Directors may determine.

Acquiring Person

A person will be considered to be an Acquiring Person for the purposes of the Rights Plan if they, together with their associates, affiliates and joint actors, acquire beneficial ownership (within the meaning of the Rights Plan) over 20% or more of the outstanding voting shares of the Company other than pursuant to a Permitted Bid or another type of transaction that is excepted under the Rights Plan.

In general terms, a person will not be considered to be an Acquiring Person for the purposes of the Rights Plan if it becomes the holder of 20% or more of the voting shares by reason of: (i) a reduction of the number of voting shares outstanding; (ii) an acquisition under a Permitted Bid (as defined below); (iii) an acquisition in respect of which the Board of Directors of the Company has waived the application of the Rights Plan; (iv) an acquisition under a dividend or interest reinvestment plan or a stock dividend or similar pro rata event; (v) an acquisition from treasury that does not result in an increase in the person’s proportionate shareholdings; or (vi) the exercise of convertible securities that were themselves received by the person pursuant to such a transaction; provided, however, that any subsequent increase by 1% or more in the person’s shareholdings (other than pursuant to an exempt transaction) will cause the person to be an Acquiring Person for the purposes of the Rights Plan.

Consequences of a Flip-in Event

A “Flip-in Event” refers to any transaction or event pursuant to which a person becomes an Acquiring Person. Following the occurrence of a Flip-in Event as to which the Board of Directors has not waived the application of the Rights Plan, each Right held by:

(a)

an Acquiring Person (or any of its associates, affiliates or joint actors) on or after the earlier of the Separation Time or the first date of public announcement that an Acquiring Person has become such, shall become null and void; and

(b)	any other shareholder shall entitle the holder thereof to purchase additional common shares from the Company at a substantial discount to the prevailing market price at the time.

Permitted Bid Requirements

An offeror may make a take-over bid for the Company without becoming an Acquiring Person (and therefore subject to the consequences of a Flip-in Event described above) if it makes a take-over bid (a “Permitted Bid”) that meets certain requirements, including that the bid must be:

(a)	made pursuant to a formal take-over bid circular under applicable securities laws;

(b)	made to all registered holders of voting shares (other than the offeror); and

(c)	subject to irrevocable and unqualified provisions that:

i.	the bid will remain open for acceptance for at least 105 days from the date of the bid;

ii.	the bid will be subject to a minimum tender condition of more than 50% of the voting shares held by independent shareholders;

iii.

the bid will be extended for at least 10 business days if more than 50% of the voting shares held by independent shareholders are deposited to the bid (and the offeror shall make a public announcement of that fact); and

iv.	any shares deposited can be withdrawn until taken up and paid for.

A competing take-over bid that is made while a Permitted Bid is outstanding and satisfies all of the criteria for Permitted Bid status, except that it may expire on the same date (which may be less than 105 days after such bid is commenced) as the Permitted Bid that is outstanding (subject to a minimum bid period of 35 days from commencement), will be considered to be a “Permitted Bid” for the purposes of the Rights Plan.

Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by a legend imprinted on share certificates issued after the effective date of the Shareholder Rights Plan Agreement. Although Rights will also be attached to common shares of the Company outstanding on the effective date, share certificates issued before the effective date will not (and need not) bear the legend. Shareholders will not be required to return their certificates to be entitled to the benefits of the Rights Plan.

From and after the Separation Time, Rights will be evidenced by separate certificates.

Before the Separation Time, Rights will trade together with, and will not be transferable separately from, the shares in connection with which they were issued. From and after the Separation Time, Rights will be transferable separately from the shares.

Waiver

A potential offeror for the Company that does not wish to make a Permitted Bid can nevertheless negotiate with the Board of Directors to make a formal take-over bid on terms that the Board of Directors considers fair to all shareholders, in which case the Board of Directors may waive the application of the Rights Plan. Any waiver of the Rights Plan’s application in respect of a particular take-over bid will constitute a waiver of the Rights Plan in respect of any other formal take-over bid made while the initial bid is outstanding.

The Board of Directors may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered the Flip-in Event thereafter reduces its beneficial holdings below 20% of the outstanding voting shares of the Company within 14 days or such other date as the Board of Directors may determine.

With shareholder approval, the Board of Directors may waive the application of the Rights Plan to any other Flip-in Event prior to its occurrence.

Redemption

Rights are deemed to be redeemed following completion of a Permitted Bid (including a competing Permitted Bid) or any other take-over bid in respect of which the Board of Directors has waived the Rights Plan’s application.

With requisite approval, the Board of Directors may also, prior to the occurrence of a Flip-in Event, elect to redeem all (but not less than all) of the then outstanding Rights at a nominal redemption price of $0.00001 per Right.

Directors’ Duties

The adoption of the Rights Plan will not in any way lessen or affect the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Company. In the event of a take-over bid or any other such proposal, the Board of Directors will still have the duty to take such actions and make such recommendations to shareholders as are considered appropriate.

Amendments

The Company may, prior to the Meeting, amend the Shareholder Rights Plan Agreement without shareholder approval. If the Rights Plan is approved at the Meeting, amendments will thereafter be subject to shareholder approval, unless to correct any clerical or typographical error or (subject to confirmation at the next meeting of shareholders) make amendments that are necessary to maintain the Rights Plan’s validity as a result of changes in applicable legislation, rules or regulations.

After adoption, any amendments will also be subject to any requisite approval of any stock exchange on which the shares of the Company are then trading.